The Vita Coco Company, Inc.

250 Park Avenue South, Seventh Floor

New York, NY 10003

May 8, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Erin Donahue

Re:	The Vita Coco Company, Inc.

Registration Statement on Form S-3 (Registration No. 333-271583)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-271583) (the “Registration Statement”), of The Vita Coco Company, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 10, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Salvatore Vanchieri Jr. at (212) 906-4605.

If you have any questions regarding the foregoing, please do not hesitate to contact Salvatore Vanchieri Jr. of Latham & Watkins LLP at (212) 906-4605. Thank you in advance for your assistance in this matter.

Very truly yours,

The Vita Coco Company, Inc.

By:	/s/ Yolanda Goettsch
Name: Yolanda Goettsch
Title: General Counsel and Secretary

cc:	(via email)

Martin Roper, Chief Executive Officer, The Vita Coco Company, Inc.

Corey Baker, Chief Financial Officer, The Vita Coco Company, Inc.

Michael Kirban, Chairman and Director, The Vita Coco Company, Inc.

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Salvatore Vanchieri Jr., Latham & Watkins LLP